

82-2834



FAX Nr. 1 202 942 9628

Santiago, April 26, 2002

Messrs.
Office of Application and Report Services
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 1-4
Washington, D.C. 20549
USA

SUPPL

02 APR 30 AM 11:10

Ref: Sociedad Química y Minera de Chile S.A.

Dear Sirs:

Please find attached two press releases that are being released to the markets today.

Yours sincerely,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Sebastián Moura V.
Investor Relations

c.c. New York Stock Exchange
The Bank of New York

dlw 5/2

SQM S.A.
El Trovador 4285
Las Condes, Santiago - Chile
Tel: (56 - 2) 425 2000
Fax: (56 - 2) 425 2060
www.sqm.com



Sociedad Química y Minera de Chile S.A.
NYSE Ticker: SQM

PRESS RELEASE

Santiago, April 26, 2002.- SQM informs that Sociedad de Inversiones Pampa Calichera S.A., currently a shareholder at SQM with approximately 20.1% of the total outstanding shares (37.0% of the Series A shares), has informed as an essential issue, among other things, that the Norwegian company Norsk Hydro ASA has acquired a 49% stake in SQNH S.A., which indirectly controls Pampa Calichera.

Additionally, Pampa Calichera informed that SQNH's shareholders (SQH 51% and Norsk Hydro 49%) subscribed a Shareholder Agreement that, among other things, comprises SQH's support so that a person designated by Norsk Hydro can become a member of SQM's board of directors.

SQH is a company related to Mr. Julio Ponce, who is currently the chairman of the board of SQM.

SQM is an integrated producer and distributor of specialty fertilizers, industrial chemicals and iodine and lithium. Its products are based in the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM's development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

Additional information: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

SQM S.A.
El Trovador 4285
Las Condes, Santiago - Chile
Tel: (56 - 2) 425 2000
Fax: (56 - 2) 425 2060
www.sqm.com



Sociedad Química y Minera de Chile S.A.
Ticker NYSE: SQM

COMUNICADO DE PRENSA

Santiago, Abril 26, 2002.- SQM informa que Sociedad de Inversiones Pampa Calichera S.A., actual accionista de SQM con aproximadamente un 20,1% de las acciones totales de SQM (37,0% de las acciones serie A), ha informado como hecho esencial, entre otras materias, que la sociedad Noruega Norsk Hydro ASA ha materializado el ingreso al 49% de la propiedad de la empresa SQNH S.A., sociedad esta última que controla indirectamente a Pampa Calichera.

Adicionalmente, Pampa Calichera informó que los accionistas de SQNH (SQH 51% y Norsk Hydro 49%) acordaron un pacto de accionistas que, entre otras materias, contempla el apoyo de SQH para que una persona sugerida por Norsk Hydro pueda ocupar el cargo de director de SQM. S.A.

SQH es una empresa relacionada al Sr. Julio Ponce quien ocupa actualmente el cargo de Presidente del Directorio de SQM S.A.

SQM es un productor y comercializador integrado de Fertilizantes de Especialidad, Químicos Industriales, Yodo y Litio. Sus productos se basan en el desarrollo de recursos naturales de alta calidad que le permiten ser líder en costos, apoyado por una red comercial internacional especializada con ventas en más de 100 países. La estrategia de desarrollo de SQM apunta a mantener y profundizar el liderazgo mundial en sus tres negocios principales: Fertilizantes de Especialidad, Yodo y Litio.

Información adicional: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

SQM S.A.
El Trovador 4285
Las Condes, Santiago - Chile
Tel: (56 - 2) 425 2000
Fax: (56 - 2) 425 2060
www.sqm.com



Sociedad Química y Minera de Chile S.A.
NYSE Ticker: SQM

PRESS RELEASE

Santiago, April 26, 2002.- SQM informs that on the Annual General Shareholders Meeting carried out today, the shareholders approved, among other issues, to maintain the external auditors of the Company, Ernst & Young and to distribute a definitive dividend of 370.2003 chilean pesos per ADR, which will be paid on May 8, 2002.

During the Meeting, the shareholders also elected new members of the Board.

Therefore, SQM's new Board of Directors is conformed by Messrs. Julio Ponce L., Hernán Büchi B., Kendrick T. Wallace, Avi Milstein, Wayne R. Brownlee, José María Eyzaguirre B. and Roberto Izquierdo M., representing the Series A shares and by Mr. José Antonio Silva B., representing the Series B shares. The election for President and Vice President of the Board will take place during the next Board of Directors Meeting.

SQM is an integrated producer and distributor of specialty fertilizers, industrial chemicals and iodine and lithium. Its products are based in the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM's development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

Additional information: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

SQM S.A.
El Trovador 4285
Las Condes, Santiago - Chile
Tel: (56 - 2) 425 2000
Fax: (56 - 2) 425 2060
www.sqm.com



Sociedad Química y Minera de Chile S.A.
Ticker NYSE: SQM

COMUNICADO DE PRENSA

Santiago, Abril 26, 2002.- SQM informa que en la Junta Ordinaria de Accionistas llevada a cabo en el día de hoy los señores accionistas aprobaron, entre otras materias, mantener a los auditores externos de la Sociedad, Ernst & Young y distribuir un dividendo definitivo de 37,02003 pesos por acción, el cual será pagado el día 8 de Mayo del presente año.

Además de lo anterior, durante la Junta se eligió a la totalidad de los Directores de la Sociedad.

En consecuencia, el nuevo Directorio de SQM quedó compuesto por los señores Julio Ponce L., Hernán Büchi B., Kendrick T. Wallace, Avi Milstein, Wayne R. Brownlee, José María Eyzaguirre B. y Roberto Izquierdo M., en representación de las acciones Serie A y por don José Antonio Silva B., en representación de las acciones Serie B. La elección de Presidente y Vicepresidente se realizará en la próxima sesión del directorio de SQM.

SQM es un productor y comercializador integrado de Fertilizantes de Especialidad, Químicos Industriales, Yodo y Litio. Sus productos se basan en el desarrollo de recursos naturales de alta calidad que le permiten ser líder en costos, apoyado por una red comercial internacional especializada con ventas en más de 100 países. La estrategia de desarrollo de SQM apunta a mantener y profundizar el liderazgo mundial en sus tres negocios principales: Fertilizantes de Especialidad, Yodo y Litio.

Información adicional: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

SQM S.A.
El Trovador 4285
Las Condes, Santiago - Chile
Tel: (56 - 2) 425 2000
Fax: (56 - 2) 425 2060
www.sqm.com

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